Exhibit 99.1

Collective Mining Drills a New Outcropping High-Grade Silver Rich Vein System Along 825 Metres of Strike at the San Antonio Project

TORONTO, Jan. 13, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results from seventeen diamond drill holes at the San Antonio Project's Pound target ("Pound"), confirming the discovery of a shallow, high-grade and silver dominant vein system. The San Antonio Project is located only two kilometres to the east-northeast of the Company's flagship Guayabales Project within the Caldas Department in Colombia. The San Antonio Project is blessed with excellent infrastructure including proximity to the Pan American Highway and hydro powerlines which traverse the project area. Porphyry style and related vein-type mineralization and alteration have been mapped over an area measuring 3 kilometres x 3 kilometres and is open in all directions.

Ari Sussman, Executive Chairman commented: "This new grassroots discovery of a shallow, high-grade silver-rich vein system at Pound is a game-changer for the San Antonio Project. Intercepting exceptional silver values near surface across 825 metres of strike by 850 metres vertical - while the system remains open in all directions - highlights the immense exploration upside we have here. Combined with the deeper gold-dominant veins and the previously discovered underlying porphyry potential, Pound is shaping up as a major multi-phase mineralized system. With our strong cash position and aggressive 2026 drill program, we are excited to rapidly follow up and unlock the full value of this exciting new find."

Key Highlights (see Table 1 and Figures 1-5)

•	A greenfield, outcropping, high-grade zone with multiple precious metal rich veins was discovered over a large area with first pass drilling, intercepting mineralization over 825 metres of strike and up to 850 metres below surface. Mineralization remains open in all directions for further expansion.
•	High-grade silver-rich veins have been intercepted in multiple holes with highlight results as follows:
•	1.00 metre @ 6,138 g/t AgEq (4,430 g/t Ag & 42.10 g/t Au) from 167.35 metres (SAC-30)
•	1.00 metre @ 2,793 g/t AgEq (2,140 g/t Ag & 13.75 g/t Au) from 45.05 metres (SAC-29)
•	0.90 metres @ 1,743 g/t AgEq (1,450 g/t Ag & 7.69 g/t Au) from 201.20 metres (SAC-21)
•	1.30 metres @ 1,551 g/t AgEq (1,515 g/t Ag & 2.53 g/t Au) from 116.40 metres (SAC-24)
•	1.00 metre @ 1,197 g/t AgEq (836 g/t Ag & 8.70 g/t Au) from 173.00 metres (SAC-21)
•	Gold-dominant, high-grade veins have also been discovered at deeper elevations than the silver-rich veins with highlights as follows:
•	0.90 metres @ 13.71 g/t AuEq (14.05 g/t Au & 39 g/t Ag) from 429.40 metres (SAC-19)
•	1.55 metres @ 15.79 g/t AuEq (16.75 g/t Au & 14 g/t Ag) from 628.00 metres (SAC-22)
•	1.25 metres @ 13.31 g/t AuEq (14.15 g/t Au & 9 g/t Ag) from 679.30 metres (SAC-22)
•	7.85 metres @ 6.90 g/t AuEq (5.91 g/t Au & 89 g/t Ag) from 238.00 metres (SAC-24)
•	1.00 metre @ 14.09 g/t AuEq (14.80 g/t Au & 22 g/t Ag) from 579.30 metres (SAC-25)
•	4.10 metres @ 17.10 g/t AuEq (18.33 g/t Au & 4 g/t Ag) from 702.60 metres (SAC-25)
•	1.00 metre @ 17.08 g/t AuEq (18.25 g/t Au & 7 g/t Ag) from 713.60 metres (SAC-25)
•	Drilling at San Antonio is expected to resume imminently with planning underway to follow up on this new silver-rich vein system discovery and test for the potential of the copper-gold porphyry system at shallower elevations in the south.

To date, Collective has completed 164,000 metres of diamond drilling across the San Antonio and Guayabales projects, including 18,000 metres at the Pound target.

With US$135 million in cash (as of December 1, 2025), the Company is fully funded for its planned, 2026 program, which targets up to 100,000 metres of additional drilling. Up to fourteen rigs are anticipated to be operating across both projects before the end of Q1, 2026 and there are multiple high-priority holes at both projects pending assays.

Details (see Table 1 and Figures 1-5)

First pass drilling at the Pound target, aimed below mineralized outcrops close to a porphyry-country rock contact has resulted in the discovery of a late-stage, porphyry related, high-grade vein system. Vein mineralization consists of gold-silver-lead-zinc-copper veins enveloped by a robust alteration halo consisting of sericite and illite. Initial interpretation of core data suggests the principal veins are vertical to sub-vertical in orientation with a potentially, secondary and flatter lying sequence of overprinting veins.

Results from seventeen holes have outlined the multi-vein system over approximately 825 metres of strike by up to 850 metres below surface. The vein system remains open in all directions for further expansion.

Silver Rich Veins

Silver-rich veins were intersected across six drill holes at the Pound Target at depths ranging between 35 metres and 867 metres below surface with assay as follows:

•	1.10 metres @ 559 g/t AgEq from 35.45 metres down hole (SAC-21)
•	1.00 metre @ 1,197 g/t AgEq from 173.00 metres down hole (SAC-21)
•	0.90 metres @ 1,743 g/t AgEq from 201.20 metres down hole (SAC-21)
•	6.40 metres @ 708 g/t AgEq from 111.30 metres down hole including 1.30 metres @ 1,551 g/t AgEq (SAC-24)
•	3.80 metres @ 249 g/t AgEq from 289.30 metres down hole (SAC-24)
•	9.70 metres @ 4.37 g/t AuEq from 867.90 metres down hole including 1.50 metres @ 936 g/t AgEq (SAC-25)
•	1.35 metres @ 598 g/t AgEq from 397.15 metres down hole (SAC-26)
•	1.95 metres @ 1,623 g/t AgEq from 45.05 metres down hole including 1.00 metres @ 2,793 g/t AgEq (SAC-29)
•	1.00 metre @ 6,138 g/t AgEq from 167.35 metres down hole (SAC-30)

Gold Rich Veins

Multiple, gold dominant veins were also cut across nine drill holes from various drill pads with intercepts beginning as shallow as 5.25 metres down hole (SAC-27) and extending for 850 metres vertically below surface with results as follows:

SAC-19 drilled from Pad 9 to the southwest with assay results as follows:

•	1.40 metres @ 5.91 g/t AuEq from 89.45 metres down hole
•	2.10 metres @ 7.52 g/t AuEq from 185.40 metres down hole
•	1.10 metres @ 3.24 g/t AuEq from 397.50 metres down hole
•	0.90 metres @ 2.39 g/t AuEq from 402.75 metres down hole
•	5.40 metres @ 3.52 g/t AuEq from 424.90 metres down hole including 0.90 metres @ 13.71 g/t AuEq down hole
•	1.40 metres @ 2.91 g/t AuEq from 483.90 metres down hole

SAC-20 was drilled steeply from Pad 5 to the southeast and intercepted:

•	3.95 metres 2.02 g/t AuEq from 6.00 metres down hole
•	1.15 metres 4.83 g/t AuEq from 227.10 metres down hole
•	1.10 metres 3.11 g/t AuEq from 346.70 metres down hole

SAC-21 was drilled at a shallower angle from Pad 5 to the southeast and cut:

•	2.10 metres @ 3.51 g/t AuEq from 177.20 metres down hole
•	1.60 metres @ 4.97 g/t AuEq from 345.20 metres down hole
•	0.80 metre @ 5.04 g/t AuEq from 397.30 metres down hole

SAC-22 was drilled from Pad 10 to the east and intersected:

•	1.55 metres @ 5.60 g/t AuEq from 190.30 metres down hole
•	0.90 metres @ 2.20 g/t AuEq from 539.60 metres down hole
•	0.95 metres @ 2.68 g/t AuEq from 574.65 metres down hole
•	2.00 metres @ 3.05 g/t AuEq from 578.60 metres down hole
•	2.95 metres @ 5.54 g/t AuEq from 590.15 metres down hole
•	1.55 metres @ 15.79 g/t AuEq from 628.00 metres down hole
•	1.25 metres @ 13.31 g/t AuEq from 679.30 metres down hole

SAC-24 was drilled steeply from Pad 5 to the northeast with results as follows:

•	3.85 metres @ 5.80 g/t AuEq from 214.80 metres down hole
•	7.85 metres @ 6.90 g/t AuEq from 238.00 metres down hole
•	1.20 metres @ 2.77 g/t AuEq from 264.50 metres down hole
•	5.75 metres @ 3.51 g/t AuEq from 435.65 metres down hole
•	3.20 metres @ 3.06 g/t AuEq from 473.95 metres down hole
•	1.05 metres @ 2.94 g/t AuEq from 757.75 metres down hole
•	2.90 metres @ 3.03 g/t AuEq from 849.95 metres down hole

SAC-25 was drilled from Pad 10 to the northeast and cut many veins as outlined below:

•	1.20 metres @ 3.16 g/t AuEq from 240.65 metres down hole
•	2.55 metres @ 3.48 g/t AuEq from 539.65 metres down hole
•	3.20 metres @ 3.76 g/t AuEq from 551.30 metres down hole
•	0.90 metres @ 6.77 g/t AuEq from 568.50 metres down hole
•	1.00 metre @ 14.09 g/t AuEq from 579.30 metres down hole
•	4.10 metres @ 17.10 g/t AuEq from 702.60 metres down hole
•	1.00 metre @ 17.08 g/t AuEq from 713.6 metres down hole
•	2.05 metres @ 6.45 g/t AuEq from 947.65 metres down hole
•	1.10 metres @ 6.12 g/t AuEq from 980.15 metres down hole
•	3.95 metres @ 3.38 g/t AuEq from 1,014.60 metres down hole. The hole bottomed in a contact fault.

SAC-26 was drilled from Pad 6 to the southwest in the opposite direction of SAC-24 with results as follows:

•	1.25 metres @ 2.97 g/t AuEq from 108.55 metres down hole
•	1.20 metres @ 3.34 g/t AuEq from 125.30 metres down hole
•	1.50 metres @ 4.93 g/t AuEq from 218.50 metres down hole
•	1.00 metre @ 5.41 g/t AuEq from 272.00 metres down hole
•	1.00 metre @ 4.56 g/t AuEq from 467.00 metres down hole
•	2.05 metres @ 2.21 g/t AuEq from 474.10 metres down hole
•	2.10 metres @ 6.46 g/t AuEq from 495.80 metres down hole
•	1.20 metres @ 2.39 g/t AuEq from 713.15 metres down hole

SAC-27 was a short hole drilled from Pad 12 to the southwest and cut:

•	2.00 metres @ 3.25 g/t AuEq from 5.35 metres down hole

SAC-29 was drilled from Pad 5 to the southeast and intercepted:

•	1.90 metres @ 4.85 g/t AuEq from 28.00 metres down hole
•	1.00 metre @ 5.15 g/t AuEq from 237.30 metres down hole
•	1.10 metres @ 5.06 g/t AuEq from 333.05 metres down hole
•	4.70 metres @ 3.24 g/t AuEq from 551.50 metres down hole
•	1.10 metres @ 2.71 g/t AuEq from 589.20 metres down hole
•	1.10 metres @ 2.28 g/t AuEq from 627.00 metres down hole
•	2.20 metres @ 2.61 g/t AuEq from 652.80 metres down hole
•	1.80 metres @ 2.87 g/t AuEq from 665.60 metres down hole

Drill holes SAC-28 and SAC-31 were drilled at shallow depths from Pad 12 to the west and southwest respectively and did not intersect significant mineralization.

SAC-23 and SAC-34 were drilled as exploratory holes into the Dollar target area and failed to reach target depth due to the limited rig capacity resulting in its' inability to drill through a fault zone.

SAC-32 and SAC-35 were designed as exploratory holes into the Dollar target and failed to reach target depth due to excess water flowing out of the hole (subsequently sealed).

SAC-33 was the southernmost hole drilled that intersected the new vein system with assay results yielding the following intercepts:

•	3.60 metres @ 3.07 g/t gold equivalent from 111.40 metres down hole
•	1.30 metres @ 9.40 g/t gold equivalent from 159.70 metres down hole
•	2.00 metres @ 4.74 g/t gold equivalent from 167.10 metres down hole

Table 1: Assays Results for Drill Holes from SAC-19 to SAC-35

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t*	AgEq g/t**
SAC-19	89.45	90.85	1.40	3.12	212	-	-	5.91
and	185.40	187.50	2.10	5.25	171	0.10	0.32	7.52
and	397.50	398.60	1.10	2.13	85	0.01	0.20	3.24
and	402.75	403.65	0.90	2.17	20	0.09	-	2.39
and	424.90	430.30	5.40	3.51	15	0.04	-	3.52
Incl.	429.40	430.30	0.90	14.05	39	0.09	-	13.71
and	483.90	485.30	1.40	2.19	53	0.03	0.34	2.91
SAC-20	6.00	9.95	3.95	1.76	26	-	-	2.02
and	227.10	228.25	1.15	1.92	197	0.06	0.60	4.83
and	346.70	347.80	1.10	2.11	73	0.08	0.10	3.11
SAC-21	35.45	36.55	1.10	3.10	414	0.17	1.01		559
and	173.00	174.00	1.00	8.70	836	0.02	0.10		1,197
and	177.20	179.30	2.10	3.30	29	0.02	-	3.51
and	201.20	202.10	0.90	7.69	1,450	0.47	2.31		1,743
and	345.20	346.80	1.60	3.05	116	0.14	0.78	4.97
and	397.30	398.10	0.80	3.36	126	0.05	0.18	5.04
SAC-22	190.30	191.85	1.55	4.55	96	-	-	5.60
and	539.60	540.50	0.90	2.02	18	0.01	0.14	2.20
and	574.65	575.60	0.95	2.00	53	0.03	0.14	2.68
and	578.60	580.60	2.00	3.08	9	-	0.17	3.05
and	590.15	593.10	2.95	5.86	6	0.01	-	5.54
and	628.00	629.55	1.55	16.75	14	0.01	-	15.79
and	679.30	680.55	1.25	14.15	9	0.03	-	13.31
SAC-23	The hole did not reach target depth due to a fault
SAC-24	111.30	117.70	6.40	1.36	668	0.22	2.21		708
Incl.	116.40	117.70	1.30	2.53	1,515	0.53	3.82		1,551
and	214.80	218.65	3.85	3.69	152	0.07	0.34	5.80
and	238.00	245.85	7.85	5.91	89	0.05	0.25	6.90
and	264.50	265.70	1.20	2.45	29	0.03	0.15	2.77
and	289.30	293.10	3.80	0.33	248	0.07	0.70		249
and	435.65	441.40	5.75	2.58	66	0.07	0.25	3.51
and	473.95	477.15	3.20	2.48	32	0.27	0.06	3.06
and	757.75	758.80	1.05	2.30	9	0.63	0.01	2.94
and	849.95	852.85	2.90	2.88	4	0.26	0.01	3.03
SAC-25	240.65	241.85	1.20	2.76	32	0.02	0.43	3.16
and	539.65	542.20	2.55	3.67	5	-	-	3.48
and	551.30	554.50	3.20	3.89	7	0.01	0.13	3.76
and	568.50	569.40	0.90	7.19	3	-	0.16	6.77
and	579.30	580.30	1.00	14.80	22	-	-	14.09
and	702.60	706.70	4.10	18.33	4	-	-	17.10
and	713.60	714.60	1.00	18.25	7	0.01	-	17.08
and	867.90	877.60	9.70	3.07	82	0.27	0.27	4.37
Incl.	867.90	869.40	1.50	8.22	499	0.40	1.69		936
and	947.65	949.70	2.05	4.07	137	0.48	0.63	6.45
and	980.15	981.25	1.10	3.24	198	0.29	-	6.12
and	1014.60	1018.55	3.95	2.95	33	0.08	0.22	3.38
SAC-26	108.55	109.80	1.25	2.12	49	0.04	0.98	2.97
and	125.30	126.50	1.20	3.36	14	0.01	0.10	3.34
and	218.50	220.00	1.50	4.88	23	0.02	0.11	4.93
and	272.00	273.00	1.00	1.79	234	0.13	0.63	5.41
and	397.15	398.50	1.35	1.94	499	1.06	0.05		598
and	467.00	468.00	1.00	3.45	83	0.16	0.12	4.56
and	474.10	476.15	2.05	1.67	10	0.48	0.01	2.21
and	495.80	497.90	2.10	6.63	16	0.07	0.03	6.46
and	713.15	714.35	1.20	2.38	7	0.03	0.15	2.39
SAC-27	5.35	7.35	2.00	1.17	150	0.02	-	3.25
SAC-28	NSV
SAC-29	28.00	29.90	1.90	1.85	207	0.12	0.19	4.85
and	45.05	47.00	1.95	10.24	1,110	0.45	3.80		1,623
Incl.	45.05	46.05	1.00	13.75	2,140	0.87	7.21		2,793
and	237.30	238.30	1.00	3.22	140	0.05	0.46	5.15
and	333.05	334.15	1.10	2.59	160	0.09	0.85	5.06
and	551.50	556.20	4.70	2.89	8	0.05	0.02	3.24
and	589.20	590.30	1.10	2.07	7	0.66	0.01	2.71
and	627.00	628.10	1.10	1.87	4	0.44	0.01	2.28
and	652.80	655.00	2.20	2.31	9	0.19	0.03	2.61
and	665.60	667.40	1.80	2.64	5	0.33	0.01	2.87
SAC-30	167.35	168.35	1.00	42.10	4,430	0.14	0.21		6,138
SAC-31	NSV
SAC-32	Abandoned due to excess water
SAC-33	111.40	115.00	3.60	1.46	99	0.14	0.10	3.07
and	159.70	161.00	1.30	9.89	11	0.02	0.11	9.40
and	167.10	169.10	2.00	4.27	38	0.04	0.70	4.74
SAC-34	The hole did not reach target depth due to a fault
SAC-35	Abandoned due to excess water

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.93) + (Ag (g/t) x 0.017 x 0.85) + (Cu (%) x 1.14 x 0.90) + (Mo (%) x 4.57 x 0.70) + (Zn (%) x 0.31 x 0.85) + (Pb (%) x 0.23 x 0.85) utilizing metal prices of Au - US$3,000/oz, Ag - US$50/oz, Cu - US$5.0/lb, Mo - US$20/lb, Zn - US$1.35/lb and Pb - US$1.0/lb and recovery rates of 93% for Au, 85% for Ag, 90% for Cu, 70% for Mo, 85% for Zn and 85% for Pb. AuEq (g/t) calculation considers Zn or Pb values when Zn>0.1% or Pb>0.05% for each intercept. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date but is based on other comparable deposits in neighboring South American countries. True widths are unknown, and grades are uncut.

**AgEq (g/t) is calculated as follows: (Ag (g/t) x 0.85) + (Au (g/t) x 60.0 x 0.93) + (Cu (%) x 68.57 x 0.90) + (Zn (%) x 18.51 x 0.85) + (Pb (%) x 13.71 x 0.85) utilizing metal prices of Ag - US$50/oz, Au - US$3,000/oz, Cu - US$5.0/lb, Zn - US$1.35/lb and Pb - US$1.0/lb and recovery rates of 85% for Ag, 93% for Au, 90% for Cu, 85% for Zn and 85% for Pb. AgEq (g/t) calculation considers Zn or Pb values when Zn>0.1% or Pb>0.05% for each intercept. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date but is based on other comparable deposits in neighboring South American countries. True widths are unknown, and grades are uncut.

Guayabales Mining License Update

The Company is pleased to announce that further to its press release dated June 23, 2025, where it announced that it had accelerated its agreement with the vendor of the Guayabales mining license, that the transfer request process with the Colombian National Mining Agency ("ANM") has been completed and as a result the transfer of 100% of the mining license into its name is finalized.  Furthermore, the Company notified the Guayabales Mining Association in December that it is exercising its right to pay the remaining USD $3.5 million as part of the original agreement to take full control of the mining title.  A sum of USD $2.0 million was paid in December 2025, and the remaining balance of USD $1.5 million will be paid at the end of January.

Figure 1: Plan View of the Pound Target at the San Antonio Project Highlighting Assay Results Announced Today (CNW Group/Collective Mining Ltd.)

Figure 2: Section Outlining the New High-Grade Vein System Discovery Along 825 Metres of Strike by 850 Metres Vertical (Open in all Directions) (CNW Group/Collective Mining Ltd.)

Figure 3: Drill Core Photos Highlighting the Various Types of Mineralization Observed and Related Assay Results (CNW Group/Collective Mining Ltd.)

Figure 4: Plan View of the San Antonio Project Highlighting Drilling and Geochemical Results of the Various Targets Along a Multi-Kilometre Mineralized Corridor (CNW Group/Collective Mining Ltd.)

Figure 5: Plan View of the San Antonio and Guayabales Projects Highlighting the Pound Target at the San Antonio Project (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at its optioned San Antonio Project (100% potential interest) as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

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FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 13-JAN-26